Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Software Announces Major New Versions of CDC Supply Chain

Incorporating Smart Client Technology for Lower Total Cost of

Ownership

SHANGHAI, ATLANTA, Oct. 18, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today the general availability of major new versions of its CDC Supply Chain iSuite supply chain execution and order management solutions featuring smart client technology which provides customers with improved usability, reduced IT costs, better interoperability, more flexibility and increased visibility throughout an enterprise.

The new versions of CDC Supply Chain are iWMS v7 for extended warehouse and delivery management and AOM v 10.1 for global order and inventory management. The new versions, which feature CDC Software’s smart client technology leveraging Microsoft .Net and other Microsoft tools, offer an advanced and rich graphical user interface, single sign-on capabilities, click-once deployment, and a common menu system. The applications leverage CDC Software’s Collaborative Services Framework (CSF), its service-oriented architecture (SOA) that promotes interoperability, process integration and user interaction.

“These new solutions provide users with superior user experience, flexibility and functionality which deliver real time enterprise visibility and optimize several areas of the supply chain from improved trading partner collaboration and faster order fulfillment to enhanced customer service,” said Alan MacLamroc, executive vice president and chief product and technology officer. “CDC Supply Chain also offers CDC Software’s SOA framework which provides customers with superior integration flexibility and interoperability between platforms, and which promotes more agile processes. Our new products deliver to customers a compelling low total cost of ownership in the form of reduced maintenance costs for integration, protected IT investments, and mitigated risk from technology changing.”

The new products also include many functional features especially beneficial for fast-moving distribution operations.

Extended Warehouse Management (iWMS) version 7 features:

o	Enhanced vendor rating to dynamically determine receiving and quality control workflows to help the operation maximize inbound efficiency.
o	Optimized reservation logic and pick order generation to maximize customer service and order fill rates.
o	Concurrent Slotting to allow the best resource utilization and product availability, including executing relocations during ongoing picking.

Advanced Order Management v. 10.1 features:

o	Real-time eCommerce integration for customer and supplier collaboration, including pricing, ATP (available to promise), order validation and delivery notifications, plus enhanced product catalog and assortment management.
o	Improved customer service with automated rationing and reservation of scarce products to handle situations of short supply.
o	Support for mass-updates of orders via powerful Excel export/import features.

CDC Supply Chain is a broad range of integrated, open standards-based solutions that service key areas of complex supply chains and distribution networks. The solutions can operate as standalone modules or can integrate into an enterprise’s existing applications. CDC Supply Chain supports end-to-end processes for companies, from customer collaboration and eCommerce to global inventory management and supply-chain execution. Key functionalities in the CDC Supply Chain suite include order and inventory management, demand and replenishment planning, warehouse management, transportation management, dynamic route planning, slotting, labor management, cross dock planning, yard management and business-to-business trading partner collaboration.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the new versions of CDC Supply Chain and Supplier Collaboration and our other products, our beliefs regarding the benefits and utility of these products, our beliefs regarding the potential effects and benefits for users of our products, including reducing costs in receiving, procurement and administration of, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of CDC Supply Chain solutions to address supply chain requirements; demand for and market acceptance of new and existing solutions; development of new functionalities which would allow companies to compete more effectively and changes in the type of information required to compete in the companies’ respective industries. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.